UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2013

Commission File Number: 333-177693

Reynolds Group Holdings Limited

(Translation of registrant’s name into English)

Reynolds Group Holdings Limited

Level Nine

148 Quay Street

Auckland 1140 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Reynolds Group Holdings Limited (“Reynolds Group”) has furnished the following information to holders of its debt securities:

Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation

I. Indenture and Notes

Reynolds Group, through its wholly owned subsidiaries, issued $590 million aggregate principal amount of 6.000% Senior Subordinated Notes due 2017 (the “Notes”) under an Indenture, dated as of December 10, 2013 (the “Indenture”), among Beverage Packaging Holdings II Issuer Inc., (“U.S. Issuer”), Beverage Packaging Holdings (Luxembourg) II S.A., (“BP II” and, together with U.S. Issuer, the “Issuers”), certain senior subordinated note guarantors party thereto (the “Closing Date Guarantors”), The Bank of New York Mellon as trustee (the “Trustee”), principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent.

Maturity and Interest

The Notes will mature on June 15, 2017. The Notes will bear interest at 6.000% per annum, payable semi-annually in arrears to holders of record at the close of business on June 1 or December 1 immediately preceding the applicable interest payment date on June 15 and December 15 of each year, commencing June 15, 2014. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On or after June 15, 2016, the Issuers may redeem Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

At any time prior to June 15, 2016, the Issuers may redeem the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus an applicable premium, and accrued and unpaid interest, if any, to the redemption date.

At any time prior to June 15, 2016, the Issuers may at their option redeem in the aggregate up to 40% of the original aggregate principal amount of the Notes with the net cash proceeds of one or more of certain public equity offerings at a redemption price (expressed as a percentage of principal amount thereof) of 106.000%, plus accrued and unpaid interest, if any, to the redemption date, if at least 60% of the original aggregate principal amount of the Notes remain outstanding after each such redemption.

Change of Control

Upon a change of control, as defined in the Indenture, the Issuers will be required to offer to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the repurchase date, unless the Issuers have previously elected to redeem all of the Notes.

Ranking of the Notes

The Notes will be senior subordinated obligations of the Issuers and:

•	will be subordinated in right of payment to all existing and future senior indebtedness of the Issuers, including the November 2013 Senior Notes (as defined in the Indenture) and the Issuers’ guarantees (if and when applicable) of the existing secured debt or existing unsecured senior debt with respect to which such Issuers are not co-issuers;

•	will rank pari passu in right of payment with all existing and future senior subordinated indebtedness of the Issuers that is not subordinated to the Notes;

•	will be senior in right of payment to any future subordinated indebtedness of the Issuers;

•	will be effectively subordinated to any future secured indebtedness of the Issuers to the extent of the value of the assets securing such indebtedness; and

•	will be effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and BP II that is not a guarantor of the Notes.

The guarantees of the Notes will be subordinated obligations of each guarantor, including Reynolds Group, and:

•	will be subordinated in right of payment to all existing and future senior indebtedness and senior subordinated indebtedness of such guarantor, including indebtedness outstanding under, or in respect of its guarantee of, the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes, the February 2012 Notes, the August 2011 Senior Notes, the February 2011 Senior Notes, the October 2010 Senior Notes, the May 2010 Senior Notes, the November 2013 Senior Notes (each as defined in the Indenture, and together the “Existing Senior Notes”) and the Senior Secured Credit Facilities (as defined in the Indenture);

•	will rank pari passu in right of payment with any future indebtedness of such guarantor that is expressly structured to rank equally in right of payment to its guarantee of the Notes; and

•	will be senior in right of payment to any future indebtedness of such guarantor that is expressly subordinated in right of payment to its guarantee of the Notes.

Covenants

The Indenture contains covenants that, among other things, limit the ability of BP I, BP II and their restricted subsidiaries to:

•	incur additional indebtedness and issue disqualified and preferred stock;

•	make restricted payments, including dividends or other distributions;

•	create certain liens;

•	sell assets;

•	enter into arrangements that limit any restricted subsidiary’s ability to pay dividends or other payments to BP I, BP II, or any other restricted subsidiary;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of their assets.

These covenants are subject to a number of important limitations and exceptions.

Events of Default

The Indenture contains certain customary events of default, including:

•	non-payment of interest on the Notes for a continuous period of 30 days;

•	non-payment of principal or premium, if any, on the Notes;

•	breach of any agreement in the Notes or the Indenture by BP I, an Issuer or any Restricted Subsidiary which is not cured within 60 days of notice;

•	cross-defaults or acceleration of certain other indebtedness of BP I, an Issuer or any Significant Subsidiary in excess of $30 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against BP I, an Issuer or a Significant Subsidiary; and

•	invalidity of any guarantee of Reynolds Group, BP I or a Significant Subsidiary, subject to certain exceptions.

The summary of the Events of Default for the Notes uses the following terms:

•	“Restricted Subsidiary” means, with respect to any person, any subsidiary of such person other than an Unrestricted Subsidiary of such person. Unless otherwise indicated in the Indenture, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

•	“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions: (1) BP I’s, the Issuers’ and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, the Issuers and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; (2) BP I’s, the Issuers’ and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, the Issuers and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or (3) BP I’s, the Issuers, and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, the Issuers and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

•	“Unrestricted Subsidiary” means:

1.	any subsidiary of BP I or an Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors of such person in the manner provided below; and

2.	any subsidiary of an Unrestricted Subsidiary.

The board of directors of Reynolds Group may designate any subsidiary (other than any Issuer) of BP I or of an Issuer (including any newly acquired or newly formed subsidiary of BP I or of an Issuer) to be an Unrestricted Subsidiary unless such subsidiary or any of its subsidiaries owns any equity interests or indebtedness of, or owns or holds any lien on any property of, BP I or an Issuer or any other subsidiary of BP I or an Issuer that is not a subsidiary of the subsidiary to be so designated; provided, however, that the subsidiary to be so designated and its subsidiaries do not at the time of designation have and do not thereafter incur any indebtedness pursuant to which the lender has recourse to any of the assets of BP I, an Issuer or any of the Restricted Subsidiaries; provided further, however, that either:

a.	the subsidiary to be so designated has total consolidated assets of $1,000 or less; or

b.	if such subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the limitations on restricted payments set forth in the Indenture.

The board of directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

x.	(1) BP I or an Issuer could incur $1.00 of additional indebtedness pursuant to the provisions of the Indenture making the incurrence of additional debt subject to a minimum fixed charge coverage ratio or (2) the fixed charge coverage ratio for BP I, the Issuers and the Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

y.	no event of default shall have occurred and be continuing.

Any such designation by the board of directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of each of the Issuers giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

II. Intercreditor Agreement

In connection with the offering of the November 2013 Senior Notes (as defined in the Indenture), the Issuers entered into a new intercreditor agreement (the “2013 Intercreditor Agreement”) which sets forth the relative rights and obligations with respect to the holders of existing secured debt, on the one hand, and the holders of certain subordinated liabilities, including the Notes, on the other hand. Upon the completion of the offering of the Notes, the trustee for the Notes acceded to the 2013 Intercreditor Agreement. Pursuant to the 2013 Intercreditor Agreement, the guarantees of the Notes are subordinated in right of payment to all existing and future secured indebtedness of the relevant guarantor on terms generally similar to the subordination provisions of the November 2013 Senior Notes. See Reynolds Group’s Form 6-K furnished to the United States Securities and Exchange Commission on November 21, 2013 for more information about the 2013 Intercreditor Agreement,

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited

(Registrant)

Date: December 16, 2013	By:	/s/ Joseph E. Doyle
	Name:	Joseph E. Doyle
	Title:	Group Legal Counsel